Unassociated Document
INSITE VISION INCORPORATED

CONSENT TO EXPAND SIZE OF OFFERING OF NOTES AND WARRANTS

WHEREAS, pursuant to that certain confidential private offering memorandum, dated December 27, 2005 (the “Memorandum”), of InSite Vision Incorporated (the “Company”) and pursuant to those certain subscription agreements, dated as of December 30, 2005 (the “Subscription Agreements”), by and between the Company and each of the investors (the “Investors”) thereto, the Company offered and sold $4.3 million aggregate principal amount of senior secured promissory notes (the “Notes”) and warrants (“Warrants”) to purchase 860,000 shares of Common Stock of the Company (the “Offering);

WHEREAS, the Company and Paramount BioCapital, Inc., as placement agent in connection with the Offering (the “Placement Agent”), entered into a placement agreement dated as of December 16, 2005 (the “Placement Agent Agreement”), pursuant to which the size of the Offering was limited to $6.0 million in aggregate principal amount of Notes and Warrants to purchase 1.2 million shares of Common Stock;

WHEREAS, the disclosure in the Memorandum, the terms of the Subscription Agreement and the terms of the Placement Agent Agreement (i) limit the size of the Offering to $6.0 million in aggregate principal amount of Notes and Warrants to purchase 1.2 million shares of Common Stock of the Company and (ii) provide that each Warrant will have an exercise price equal to the volume weighted average price of the Company’s Common Stock, as reported on the American Stock Exchange (the “AMEX”) for the five trading days immediately prior to the date of the applicable closing (each, a “Closing Date”), will be exercisable for five years from the final Closing Date of the Offering (the “Final Closing Date”);

WHEREAS, the Company entered into an Agreement Regarding Warrant Strike Price with Pinto Technology Ventures L.P. (“Pinto”) on Friday, December 30, 2005, pursuant to which the Company accepted a binding subscription from Pinto for up to $2.0 million in aggregate principal amount of Notes, subject to receipt of this Consent from each other Investor in the Offering, and the Company and Pinto agreed that the Warrants to be issued to Pinto shall have an exercise price equal to the volume weighted average price of the Company’s Common Stock, as reported on the American Stock Exchange for the five trading days immediately prior to December 30, 2005, the Closing Date of each other Investors’ investment in the Offering (the “Adjusted Exercise Price”);

WHEREAS, the Company desires to expand the size of the Offering to allow the issue and sale of an additional $300,000 in principal amount of Notes and Warrants to purchase an additional 60,000 shares of Common Stock and to obtain each other Investors’ consent to the Adjusted Exercise Price.

NOW THEREFORE, the parties hereto agree as follows:

Notwithstanding the terms of the Memorandum, the Subscription Agreements and the Placement Agreement, the Company is hereby authorized to issue and sell, as part of the Offering, an additional $300,000 in principal amount of Notes and Warrants to purchase an additional 60,000 shares of Common Stock, and the exercise price of the Warrants to be issued to Pinto shall be the Adjusted Exercise Price. The sale and issuance of such additional securities shall otherwise be on identical terms as contemplated by the Offering.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Agreement on behalf of the Company as of this 6th day of January, 2006.

INSITE VISION INCORPORATED
By:____________________________________
Name:  S. Kumar Chandrasekaran, Ph. D.
Title: President and Chief Executive Officer

PARAMOUNT BIOCAPITAL, INC.

By:_________________________________
Name: Lindsay A. Rosenwald, M.D.
Title: Chairman & Chief Executive Officer

INVESTOR:
Print Name:

By:_________________________________
Name:
Title: